
March 19, 2014

<u>Via E-mail</u>
Mr. Wayne Good
Chief Executive Officer
Gold Hill Resources, Inc.
3751 Seneca Avenue
Pahrump, Nevada 89048

   RE: Gold Hill Resources, Inc.
      Item 4.01 Form 8-K
      Filed March 14, 2014
      File No. 0-53627

Dear Mr. Good:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You indicated that the reports on the Company's consolidated financial statements as of and for the years ended October 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, it appears that your principal accountant's reports for the years ended October 31, 2013 and 2012 contained a going concern qualification. Please amend your filing to indicate that your principal accountant's reports for the two most recent fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that each of such reports contained a going concern qualification.

2. You indicated that during the years ended October 31, 2013 and 2012, there were no disagreements between you and Anton & Chia, LLP. Please amend your filing to state, if true, that in connection with the audits of your financial statements for the fiscal years ended October 31, 2013 and 2012, and in the subsequent interim period through March 10, 2014, the date of the dismissal of the former accountant, there were no disagreements

with Anton & Chia, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

3. You indicated that during the year ended October 31, 2013 and 2012, you did not consult Peterson Sullivan LLP. Please amend your filing to specify whether, during your past two fiscal years through the date of engagement (March 10, 2014), you consulted Peterson Sullivan LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3733 with any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant